UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF

A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: _0-25872__

PLAINTREE SYSTEMS INC.

(Exact name of registrant as specified in its charter)

10 Didak Drive, Arnprior, Ontario, Canada, K7S 0C3, (613) 623-3434

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History

A. Plaintree Systems Inc. (“Plaintree” or the “Company”) is a company amalgamated under the laws of the Province of Ontario. Plaintree first became subject to a duty to file reports under Sections 13(a) and 15(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about April 25, 1995 upon the filing of the preliminary prospectus and registration statement that Plaintree filed with the Securities and Exchange Commission (the “Commission”) in respect of Plaintree’s common shares.

B. For the 12 months preceding the filing of this Form 15F, Plaintree has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules and regulations promulgated by the Commission, including its annual report on Form 20-F for the fiscal year ending March 31, 2010, which was filed on September 29, 2010 (and as amended on October 29, 2010).

Item 2.	Recent United States Market Activity

On or about June 6, 1995, Plaintree filed a prospectus pursuant to the Securities Act of 1933, as amended (the “Securities Act”) with the Commission relating to an offering of up to 3,100,000 common shares.

Since that time, Plaintree has not conducted in the United States any other offering or sale of the common shares or of any other securities required to be registered under the Securities Act.

Item 3.	Foreign Listing and Primary Trading Market

A.	The common shares are listed and quoted on the Canadian National Stock Exchange (CNSX) in Canada. The CNSX is the primary trading market for Plaintree’s common shares.

B.

The date of the initial listing of the common shares of Plaintree on the CNSX was September 24, 2008 and Plaintree has maintained its listing since that time, including during the twelve month period prior to the filing of this form.

C.	During the 12-month period ended April 30, 2011, 65.04% of trading of Plaintree’s common shares took place in Canada over the facilities of the CNSX.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

To Plaintree’s knowledge, based on the reports of Computershare Trust Company and The Depository Trust Company, as at the close of business on March 30, 2011, there were 298 holders of record worldwide of the common shares of Plaintree..

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

On May 13, 2011, Plaintree published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act. This press release was circulated by Marketwire, a major financial news wire service in the United States, on May 13, 2011. A copy of the press release is attached as an exhibit to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit 1.1 Press Release pursuant to Rule 12h-6(h) under the Exchange Act, dated May 13, 2011.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Plaintree Systems Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Plaintree Systems Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

PLAINTREE SYSTEMS INC.

By:	/S/ DAVID WATSON
Name: David Watson Title: President and CEO

Dated:

May 13, 2011